WOODSIDE

04 APR -1 AM 7:21

19 March 2004

04024019

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside Approves Enfield Development, lodged with the Australian Stock Exchange on 19 March 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962

1954 2004

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE APPROVES ENFIELD DEVELOPMENT

Woodside Energy will proceed with its Enfield oil development off the coast of Western Australia following the final investment decision by the Woodside Board today to invest A$1.48 billion in the project.

The Enfield Project is in permit WA-271-P, about 40km north-west of the North West Cape in Western Australia. Enfield has reserves of more than 125 million barrels of oil.

Woodside holds 100% of the permit and is operator.

Woodside's Oil Business Unit Director, Dr Duncan Clegg, said the Board's decision was the most significant milestone so far in the development of Enfield.

"We now have all of our major environmental, government and project approvals in place and are well positioned to bring the field into production by the fourth quarter of 2006," he said.

"The development will be our first production in the Exmouth region, with initial output planned at about 100,000 barrels a day, and will provide growth potential through the tie-back of nearby discoveries such as the Laverda field and future regional discoveries."

Enfield was discovered in March 1999. Four further appraisal wells were drilled on the field up to November 2002.

The development will include five production wells and six water injection wells for reservoir pressure support with flowlines to a disconnectable floating production, storage and offloading vessel moored over the field in about 400 metres of water. Surplus gas not required for fuel will be returned to the reservoir via two gas injection wells.

The floating production, storage and offtake vessel will be owned and operated by Woodside. It will be a new, double-hull Suezmax-type trading tanker with topsides of 8000 tonnes and will be built by Samsung Heavy Industries in South Korea. It will have a dead weight of about 150,000 tonnes and will be about 270 metres long. It will have a storage capacity of 900,000 barrels and will discharge oil to trading tankers with capacity of about 550,000 barrels.

The Technip Subsea 7 Enfield Joint Venture will do offshore installation work and supply subsea flowlines and dynamic risers. Subsea hardware will be supplied by FMC. Topsides' engineering and procurement services are being managed in Perth by the Fluor Amec Joint Venture.

WOODSIDE

04 APR -1 AM 7:21

22 March 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside acquires interest in 21 Gulf of Mexico blocks, lodged with the Australian Stock Exchange on 22 March 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

1954 2004 Commitment to Growth

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 22 MARCH 2004
9:00AM (WST)

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE ACQUIRES INTEREST IN 21 GULF OF MEXICO BLOCKS

Woodside Energy Ltd announced today that it was the successful bidder in 21 Outer Continental Shelf blocks in the Gulf of Mexico Central Lease Sale 190. The sale was conducted in New Orleans on 17 March 2004 by the Minerals Management Service (MMS), a bureau of the US Department of the Interior. The final results of the sale are expected within a few months, following bid evaluation and approval by the MMS.

Woodside bid, with partners, on 24 blocks of which 4 are on the Louisiana shelf and 20 are in the deepwater. If all 21 high bids are approved the net cost to Woodside will be US$4.2 million.

Woodside has focused on the Gulf of Mexico as a key area of growth for its international exploration and production activities since 1999. The company's business plan for the Gulf of Mexico sees participation in lease sales as a key element to asset and portfolio growth.

If all the high bids are approved by the MMS, it will bring the total Woodside holding in the Gulf of Mexico to 150 blocks, of which 52 will be on the shelf and 98 in the deepwater.

Woodside participated in Central Lease Sale 190 with bidding partners Marathon Oil Company in Mississippi Canyon, ConocoPhillips Company in Green Canyon and Pioneer Natural Resources USA, Inc. on the Shelf. Woodside will have a working interest of between 45% and 50% in each block.